SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

JASON INDUSTRIES, INC.

(formerly Quinpario Acquisition Corp.)

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

471172 114

(CUSIP Number of Class of Securities)

David C. Westgate

Chief Executive Officer

411 East Wisconsin Avenue, Suite 2100

Milwaukee, WI 53202

(414) 277-9300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$9,200,000	$1,184.96

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 9,200,000 warrants to purchase common stock at the tender offer price of $1.00 per warrant.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation. The fee has been previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,184.96	Filing Party:	Jason Industries, Inc. (formerly Quinpario Acquisition Corp.)
Form or Registration No.:	Schedule TO-I Schedule TO-I/A	Date Filed:	May 6, 2014 June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

Jason Industries, Inc. (formerly known as Quinpario Acquisition Corp.) (the “Company” or “we”, “us” or “our”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 6, 2014. The Schedule TO relates to the Company’s offer to purchase for cash up to 9,200,000 of the Company’s warrants, each to purchase one share of common stock (the “Warrants”), at a price of $1.00 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $9,200,000. The offer is being made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated June 18, 2014 (the “Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 4 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment No. 4 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged.

This Amendment No. 4 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

On June 30, 2014, the Company issued a press release announcing that the business combination with Jason had been consummated and the Business Combination Condition had been satisfied. The warrant tender offer is scheduled to expire at 11:59 p.m., New York City time, on July 7, 2014, unless extended or terminated. A copy of the press release is filed as Exhibit (a)(5)(M) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(M)**	Press Release dated June 30, 2014.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2014

Jason Industries, Inc.

By:	/s/ Will Schultz
Name:	Will Schultz
Title:	General Counsel

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated May 6, 2014.

(a)(1)(B)*	Letter of Transmittal to Tender Warrants.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)*	Amended and Restated Offer to Purchase dated June 18, 2014.

(a)(1)(G)*	Amended and Restated Letter of Transmittal To Tender Warrants.

(a)(1)(H)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(I)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Investor Presentation dated March 18, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Quinpario Acquisition Corp. on March 18, 2014).

(a)(5)(B)*	Press Release dated May 6, 2014.

(a)(5)(C)*	Press Release dated June 4, 2014.

(a)(5)(D)	Current Report on Form 8-K dated March 16, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on March 18, 2014).

(a)(5)(E)	Current Report on Form 8-K dated April 1, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 1, 2014).

(a)(5)(F)	Current Report on Form 8-K dated April 1, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 2, 2014).

(a)(5)(G)	Current Report on Form 8-K dated April 3, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 4, 2014).

(a)(5)(H)	Current Report on Form 8-K dated April 17, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 17, 2014).

(a)(5)(I)	Current Report on Form 8-K dated May 6, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on May 6, 2014).

(a)(5)(J)	Current Report on Form 8-K dated May 8, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on May 9, 2014).

(a)(5)(K)	Current Report on Form 8-K dated June 4, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on June 4, 2014).

(a)(5)(L)*	Press Release dated June 18, 2014.

(a)(5)(M)**	Press Release dated June 30, 2014.

(d)(1)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Form 8-K filed by Quinpario Acquisition Corp. on August 14, 2013).

(d)(2)	Stock Purchase Agreement, dated as of March 16, 2014, by and among Quinpario Acquisition Corp., JPHI Holdings Inc., Jason Partners Holdings Inc., and Jason Partners Holdings LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quinpario Acquisition Corp. on March 18, 2014).

(d)(3)	Warrant Agreement, dated as of August 8, 2013, between Continental Stock Transfer & Trust Company and Quinpario Acquisition Corp. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Quinpario Acquisition Corp. on August 14, 2013).

(d)(4)	Securities Purchase Agreement dated May 31, 2013 between Quinpario Acquisition Corp. and Quinpario Partners I, LLC (incorporated by reference to Exhibit 10.4 the Form S-1 filed by Quinpario Acquisition Corp. on June 19, 2013).

(d)(5)	Placement Unit Subscription Agreement between Quinpario Acquisition Corp. and Quinpario Partners I, LLC (incorporated by reference to Exhibit 10.6 the Form S-1 filed by Quinpario Acquisition Corp. on July 19, 2013).

(d)(6)	Form of Letter Agreement by and between Quinpario Acquisition Corp and certain of its security holders, officers and directors (incorporated by reference to Exhibit 10.7 the Form S-1 filed by Quinpario Acquisition Corp. on July 19, 2013).

Exhibit Number	Description
(g)	Definitive Proxy Statement of Quinpario Acquisition Corp. (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Quinpario Acquisition Corp. on June 16, 2014).

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.

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